August 29, 2018

Guy Bowker
Chief Financial Officer and Principal Accounting Oficer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

       Re: Enstar Group Limited
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-33289

Dear Mr. Bowker:

       We have reviewed your August 1, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 3, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
(o) Retroactive Reinsurance and Deferred Charges, page 124

1. We acknowledge the information provided in your response to our prior comment one.
      You assert on page 2 that your recognition of a deferred charge is "symmetrical" to ceding company guidance in ASC 944. That guidance requires immediate recognition of all losses arising at the inception of a ceded reinsurance agreement. Please explain this
 Guy Bowker
FirstName LastNameGuy Bowker
Enstar Group Limited
Comapany NameEnstar Group Limited
August 29, 2018
August 29, 2018 Page 2
Page 2
FirstName LastName
         apparent inconsistency and provide a revised analysis supporting your accounting treatment for assumed retroactive reinsurance contracts.
11. Losses and Loss Adjustments Expenses
Disclosure of Incurred and Paid Loss Development, IBNR, Claims Counts and
Payout
Percentages, page 164

2. We acknowledge the information provided in your response to prior comment three. We continue to believe, however, that your existing presentation under ASU 2015-09 is incomplete and that loss development for the NLRO segment, as presented therein, has been distorted by inclusion of the "take-on impact" and related "net incurred losses and
         LAE" beginning only at the acquisition date with no recasting of prior periods. If recasting is not practicable, we believe that the 10-year tables should be revised to remove business acquisitions and retroactive reinsurance agreements that you have presented prospectively.
         Please provide us revised tables that exclude amounts related to these acquisitions of businesses/consummations of retroactive reinsurance agreements. Provide us additional tables that include them from the date of acquisition/consummation showing, separately for the year of acquisition/consummation, the development from that date. At a minimum, an additional table should be provided for each year of acquisition/consummation and further disaggregated into separate tables, if it combines lines with significantly different characteristics.
3. We acknowledge the reconciliations and supporting information provided in your response to our prior comment four. Please address the following:
           Your adjustment for the NLRO segment of $245.4 million "to remove the net incurred losses and LAE related to the 2017 LPT transactions presented prospectively and included within the 2017 calendar year column in the loss development tables" seems vague. Confirm that this adjustment removes only the "take-on impact" and that the favorable loss development of $196,540 includes loss development that occurred in
             2017 for these LPT transactions. Also, explain how this adjustment of $245.4 million relates to total liabilities acquired in 2017 of $4.3 billion, as presented on page 4 of your Form 10-K
           Your adjustment for the StarStone segment of $19.7 million for the difference between use of the "case reserves to IBNR ratio" and "earned premium ratio" is not clear.
             Explain why use of these different methodologies was necessary and refer us to the specific technical guidance upon which you relied in using these methods and asserting that they represent generally accepted methodologies.
4. We acknowledge the information provided in your response to our prior comment five.
         We continue to believe that your revised explanations supporting loss development are vague. Please provide a more detailed analysis for each line of business and each year presented that reflects the key factors underlying year-to-year fluctuations in loss development. Include separate quantifications of the impacts of actual loss emergence and
 Guy Bowker
Enstar Group Limited
August 29, 2018
Page 3
         commutations as indicated in your statement that the "overall net favorable reserve development of $181.3 million was primarily attributable to better-than-expected actual loss emergence and commutations that were settled at amounts below the actual carried loss reserves." In addition, explain how the information provided in your response, including the tabular presentation on page 13, will be integrated with existing disclosure for the NLRO segment on pages 167-178 of the Form 10-K.
       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 if
you have questions regarding the comments.



FirstName LastNameGuy Bowker                                   Sincerely,
Comapany NameEnstar Group Limited
                                                               Division of
Corporation Finance
August 29, 2018 Page 3                                         Office of
Healthcare & Insurance
FirstName LastName